August 14, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Julia Griffith

Ms. Susan Block

Mr. Tracey McKoy

Mr. Kevin Vaughn

Re:	Harmony Biosciences Holdings, Inc.

Registration Statement on Form S-1

Registration No. 333-240122

Acceleration Request

Requested Date: August 18, 2020

Requested Time: 4:30 PM, Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Goldman Sachs & Co. LLC, Jefferies LLC and Piper Sandler & Co., as representatives of the several underwriters, hereby join Harmony Biosciences Holdings, Inc. in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-240122) (the “Registration Statement”) to become effective on August 18, 2020, at 4:30 PM, Eastern Daylight Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

Goldman Sachs & Co. LLC

By:	/s/ Goldman Sachs & Co. LLC
Name:	Marc Schaffer
Title:	Managing Director

Jefferies LLC

By:	/s/ Kevin Sheridan
Name:	Kevin Sheridan
Title:	Joint Global Head, Investment Banking

Piper Sandler & Co.

By:	/s/ Neil Riley
Name:	Neil Riley
Title:	Managing Director

cc:	John Jacobs, Harmony Biosciences Holdings, Inc.

Susan Drexler, Harmony Biosciences Holdings, Inc.

Stephanie Wisdo, Harmony Biosciences Holdings, Inc.

Christopher Lueking, Latham & Watkins LLP

Robert Puopolo, Goodwin Procter LLP

Seo Salimi, Goodwin Procter LLP

[Signature Page to Acceleration Request]